Exhibit 3.110

Limited Liability Company Agreement

of

Fauquier Partner, LLC

This Limited Liability Company Agreement of Fauquier Partner, LLC effective as of June 28, 2013 (this “Agreement”) is entered into by LifePoint Holdings 2, LLC, its sole member (the “Member”).

WHEREAS, the Member desires to form a limited liability company under and subject to the laws of the State of Delaware for the purpose described below; and

WHEREAS, the Member desires to enter into this Agreement to define formally and express the terms of such limited liability company and its rights and obligations with respect thereto;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the Member hereby forms a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the “Act”), and hereby agrees as follows:

1.                            Name.  The name of the limited liability company shall be Fauquier PARTNER, LLC (the “Company”).

2.                            Purpose.  The purposes of the Company (whether directly or indirectly through one or more subsidiaries) are:  (a) to increase the availability and quality of healthcare services through its acquisition and subsequent operation of Fauquier Hospital (the “Hospital”) and related services while providing high quality, efficient and cost effective health care services for the benefit of the communities in which the Hospital operates; (b) in connection with the acquisition of the Hospital or in connection with the business or operation of the Hospital, to develop, acquire, own or lease and operate businesses ancillary thereto; (c)  to acquire (through asset acquisition, stock acquisition, lease or otherwise) and develop other property, both real and personal, in connection with providing healthcare related services of the Hospital; (d) to employ or lease or otherwise contract with certain physicians and other healthcare professionals reasonably necessary in connection with the business and operations of the Hospital; (e) to enter into, from time to time, such financial arrangements as may be necessary, appropriate or advisable to acquire or to operate the Hospital, including the borrowing of money and issuing evidences of indebtedness and securing the same by mortgage, deed of trust, security interest or other encumbrance upon one or more or all of the Company’s (or its subsidiaries’) assets; (f) to sell, assign, lease, exchange or otherwise dispose of, or refinance or additionally finance, one or more or all of the Company’s assets; and (g) generally to engage in such other business and activities and to do any and all other acts and things that the Company deems necessary, appropriate or advisable from time to time in furtherance of the purposes of the Company.

3.                            Member and Capital Contribution.  The name and the business address of the Member and the amount of cash or other property contributed or to be contributed by the Member to the capital of the Company are set forth on Schedule A attached hereto and shall be listed on the books and records of the Company.  The managers of the Company shall be required to update the books and records, and the aforementioned Schedule, from time to time as necessary to accurately reflect the information therein.

The Member shall not be required to make any additional contributions of capital to the Company, although the Member may from time to time agree to make additional capital contributions to the Company.

4.                            Powers.  The business and affairs of the Company shall be managed by the Member.  The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware. The Member may, from time to time, designate one or more individuals to be officers of the Company.  The officers of the Company shall have such authority and perform such duties in the management of the Company as may be determined by the Member or as provided herein or under the Act.

5.                            Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following:  (a) the written consent of the Member or (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

6.                            Allocation of Profits and Losses.  The Company’s profits and losses shall be allocated to the Member.

7.                            Distributions.  Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

8.                            Resignation.  The Member shall not resign from the Company (other than pursuant to a transfer of the Member’s entire limited liability company interest in the Company to a single substitute member, including pursuant to a merger agreement that provides for a substitute member pursuant to the terms of this Agreement) prior to the dissolution and winding up of the Company.

9.                            Assignment and Transfer.  The Member may assign or transfer in whole but not in part its limited liability company interest to a single acquiror.

10.                     Admission of Substitute Member.  A person who acquires the Member’s entire limited liability company interest by transfer or assignment shall be admitted to the Company as a member upon the execution of this Agreement or a counterpart of this Agreement and thereupon shall become the “Member” for purposes of this Agreement.

11.                     Liability of Member and Managers.  Neither the Member nor any manager shall have any liability for the obligations or liabilities of the Company except to the extent provided herein or in the Act.

12.                     Indemnification.  The Company shall indemnify and hold harmless each officer and the Member and its partners, shareholders, officers, directors, managers, employees, agents and representatives and the partners, shareholders, officers, directors, managers, employees, agents and representatives of such persons to the fullest extent permitted by the Act.

13.                     Amendment.  This Agreement may be amended from time to time with the consent of the Member.

14.                     Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Limited Liability Company Agreement as of June 28 2013.

LifePoint Holdings 2, LLC

By:	/s/ Christy S. Green
Name:	Christy S. Green
Title:	Vice President and Secretary

Exhibit A

Member and Business Address	Capital Contribution	Limited Liability Company Interest
LifePoint Holdings 2, LLC 103 Powell Court Brentwood, TN 37027	$1,000	100%